UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 1-32186

YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada  L4W 4Y4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference (i) into the Registration Statement on Form S-8 (File No. 333-134410 ) of YM BioSciences Inc. and (ii) as an exhibit to the Registration Statement on Form F-10 (File No. 333-161786) of YM Biosciences Inc.

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Leonard Vernon
Name:	Leonard Vernon
Title:	Vice President, Finance and Administration

Date:  February 9, 2010

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EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis for the 3 and 6 months ended December 31, 2009
99.2	Interim Consolidated Financial Statements for the 3 and 6 months ended December 31, 2009
99.3	Letter to Shareholders for the Fiscal 2010 Second Quarter, ended December 31, 2009

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